EXHIBIT (A)(32)














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Duke Energy International Press Conference

FEBRUARY 25, 1999
Comments by Bruce Williamson

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Good afternoon, and thank you for joining us today in Santiago. There has been a lot of coverage of Duke in the past week, and one of our major points is how we want to come into the Chilean business community in a spirit of open and clear communications of our objectives and intent. Therefore, we thought that perhaps it was best today to simply offer a forum for everyone to hear where we are in the process and to ask any questions you might have.
But first, let me say a few words.

One week ago, Duke Energy International announced its intent to seek a controlling interest in Endesa-Chile through a tender offer in both Chile and the United States.

Today, Duke Energy International has initiated the process, both in Chile and in the United States, to implement the tender offers to acquire 51 percent of the shares of Endesa-Chile. This tender offer is conditioned on the amendment of Endesa-Chile's share concentration limit to allow a single shareholder, or group of shareholders, to hold up to 65 percent of the company's total shares. As we said in our statement a week ago, our tender offer is for 51 percent of Endesa, at a price of 250 pesos per Chilean share and a corresponding equal price for United States American Depository Shares which represent 30 shares of Endesa.

We believe that our offer represents fair value and is equitable to all shareholders. All shareholders will be able to participate equally in the tender offers, as the offers will be implemented on a pro-rata basis. Fairness will be preserved through this open and transparent process.

Upon the successful completion of the tender offers, Endesa-Chile will become Duke Energy International's platform for expansion throughout Latin America. Endesa-Chile's efficient management style combined with Duke Energy's financial strength will help to ensure Endesa-Chile's growth and profitability, providing value and growth for all shareholders of Endesa-Chile.

The Duke Energy International offer for Endesa-Chile is independent from any other transaction or offer. I would hope that the shareholders of Endesa-Chile, both large and small, would look at our offer, the pricing, the terms and conditions and evaluate it. I am confident that when they do, they will conclude we have offered a fair value for Endesa-Chile. I am also confident that they will welcome the Duke style of business and the transparency and the equality we are seeking as we grow an energy business which will reach all across South America and will be headquartered in Santiago.


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